Exhibit (a)(5)(C)

AG Mortgage Investment Trust, Inc. Announces Final Results of the Preferred Stock Exchange Offer

New York, NY – September 14, 2020 – AG Mortgage Investment Trust, Inc. (NYSE: MITT) (“MITT” or the “Company”) today announced the final results of its previously announced offer (the “Exchange Offer”) to exchange up to 6,818,350 newly issued shares of the Company’s common stock, par value $0.01 (the “Common Stock”) for up to 250,470 shares of its 8.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (CUSIP: 001228204) (the “Series A Preferred”), up to 556,600 shares of its 8.00% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (CUSIP: 001228303) (the “Series B Preferred”), and up to 556,600 shares of its 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (CUSIP: 001228402) (the “Series C Preferred”).

The Exchange Offer expired at 11:59 P.M., New York City time, on September 11, 2020. Based on the final count provided by the Exchange Agent, American Stock Transfer & Trust Company, LLC, a total of 42,820 shares of Series A Preferred, 31,085 Series B Preferred and 29,355 Series C Preferred were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. The Company has accepted all such 103,260 validly tendered shares, and is issuing in exchange a total of 516,300 shares of Common Stock in reliance upon the exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933, as amended. After settlement, which is expected to be made on September 15, 2020, the Company will have outstanding 34,750,901 shares of Common Stock, 2,027,180 shares of Series A Preferred, 4,568,915 shares of Series B Preferred and 4,570,645 shares of Series C Preferred.

Contact:

AG Mortgage Investment Trust, Inc.

Investor Relations

(212) 692-2110

ir@agmit.com

ABOUT AG MORTGAGE INVESTMENT TRUST, INC.

AG Mortgage Investment Trust, Inc. is a hybrid mortgage REIT that opportunistically invests in and manages a diversified risk-adjusted portfolio of Residential and Commercial Investments. AG Mortgage Investment Trust, Inc. is externally managed and advised by AG REIT Management, LLC, a subsidiary of Angelo, Gordon & Co., L.P., an SEC-registered investment adviser that specializes in alternative investment activities.

ABOUT ANGELO GORDON

Angelo, Gordon & Co., L.P. is a privately held limited partnership founded in November 1988. The firm manages approximately $39 billion as of June 30, 2020 with a primary focus on credit and real estate strategies. Angelo Gordon has over 550 employees, including more than 200 investment professionals, and is headquartered in New York, with offices in the U.S., Europe and Asia. For more information, visit www.angelogordon.com.